Exhibit 1

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

ENGINE CAPITAL, L.P.

Sale of Common Stock	(13,221)	16.3961	10/02/2026
Sale of Common Stock	(22,611)	16.3302	10/05/2026
Sale of Common Stock	(6,029)	16.2638	10/06/2026
Sale of Common Stock	(11,482)	16.1779	10/07/2026

ENGINE JET CAPITAL, L.P.

Sale of Common Stock	(10,631)	16.9612	09/29/2026
Sale of Common Stock	(14,000)	16.3967	09/30/2026
Sale of Common Stock	(12,700)	16.0492	10/01/2026
Sale of Common Stock	(16,979)	16.3961	10/02/2026
Sale of Common Stock	(1,889)	16.3302	10/05/2026
Sale of Common Stock	(504)	16.2638	10/06/2026
Sale of Common Stock	(959)	16.1779	10/07/2026